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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b), (c) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2

                               (Amendment No. 3)*

                          Consolidated-Tomoka Land Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    210226106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2014
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [X]       Rule 13d-1(b)
   [ ]       Rule 13d-1(c)
   [ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,543,075

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,543,075

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,543,075

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.3%

14.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,232,334

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,232,334

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,232,334

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.0%

12.  TYPE OF REPORTING PERSON*

     IV

 CUSIP No. 210226106
           ---------------------

Item 1(a).     Name of Issuer:

               Consolidated-Tomoka Land Company

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1530 Cornerstone Boulevard
               Suite 100
               Daytona Beach, Florida 32117


Item 2(a).     Name of Person Filing:

               Wintergreen Advisers, LLC, ("Wintergreen Advisers") acts as investment manager of Wintergreen Fund, and other investment vehicles.

               Wintergreen  Fund, Inc. ("Wintergreen  Fund")

Item 2(b). The principal business and principal office address of each of Wintergreen Fund and Wintergreen Advisers is:

               333 Route 46 West
               Suite 204
               Mountain Lakes, New Jersey

Item 2(c).     Citizenship:

               Wintergreen Advisers is a Delaware USA limited liability company

               Wintergreen Fund is a Maryland USA corporation registered as an investment company under the Investment Company Act of 1940, as amended

Item 2(d).     Title of Class of Securities:

               Common Stock - Ordinary Shares

Item 2(e).     CUSIP Number:

               210226106

Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

             (a)  [ ] Broker or dealer registered under Section 15 of the
                      Act (15 U.S.C. 78o);

             (b)  [ ] Bank as defined in Section 3(a)(6) of the Act
                      (15 U.S.C. 78c);

             (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

             (d)  [x] Investment company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);

             (e)  [x] Investment adviser in accordance with Section
                      240.13d-1(b)(1)(ii)(E);

             (f)  [ ] Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

             (g)  [ ] Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

             (h)  [ ] Savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i)  [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

             (j)  [ ] A non-U.S. institution in accordance with Section
                      240.13d-1(b)(1)(ii)(J);

             (k)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).
                      If filing as a non-U.S. institution in accordance with
                      Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.   Ownership.

          (a)  Amount beneficially owned:

               Wintergreen Advisers - 1,543,075
               Wintergreen Fund - 1,232,334

          (b)  Percent of class:

               Wintergreen Advisers - 26.3%
               Wintergreen Fund - 21.0%

          (c)  Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote: 0

                  (ii)  Shared power to vote or to direct the vote:

                        Wintergreen Advisers - 1,543,075
                        Wintergreen Fund - 1,232,334

                  (iii) Sole power to dispose or to direct the disposition of: 0

                  (iv)  Shared power to dispose or to direct the disposition of:

                        Wintergreen Advisers - 1,543,075
                        Wintergreen Fund - 1,232,334

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________


February 12, 2015



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT

The undersigned agree that this Amendment 3 to Schedule 13G dated February 12, 2015, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.


Wintergreen Advisers, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

February 12, 2015


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